Exhibit 15

Grown Rogue and Pure Extracts form Joint Venture to Expand Product Offering in Michigan

Medford, Oregon, and Vancouver, British Columbia, August 19, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state operating (MSO) cannabis company with operations and assets in Oregon and Michigan, today announced the signing of a Definitive Agreement for a joint venture between its Michigan partner, Golden Harvests, LLC (“Golden”) and Pure Extracts Technologies Corp. (“Pure Extracts”) (CSE: PULL) (OTC: PRXTF) (XFRA: A2QJAJ) to expand Grown Rogue’s product offering and bring Pure Extracts’ portfolio of products to Michigan (the “joint venture”).

In addition to Pure Extracts’ Pure Pulls and Pure Chews, Grown Rogue will be adding to its Michigan product portfolio to include concentrates and cartridges to complement their award-winning flower and their proprietary, 3.5gram, nitrogen sealed flower jars, which is already one of the leading flower brands in the state.

“We are excited to expand our product offering in Michigan to include new products that doubles our addressable market in a top 5 cannabis state,” said Obie Strickler, CEO of Grown Rogue. “We have consumers that actively seek out the processors who purchase our trim for their own products so this joint venture will help fulfill the increasing demand for Grown Rogue’s high quality products in the state of Michigan, increase the strong brand equity our team is building, and capture additional margin for the company.”

Pure Extracts is a plant-based extraction company focused on cannabis and hemp based out of British Columbia, Canada. Pure Extracts will provide a mix of equipment, cash, and extraction expertise to the venture, which will allow the partners to rapidly scale-up to meet the rising demand for processed products throughout the state.

The joint venture plans to build-out 2,600 square feet of existing space in the 80,000 sq ft facility in Bay City, Michigan. The joint venture has the ability to produce Grown Rogue branded concentrates, cartridges, edibles and tinctures as well as similar items under Pure Extracts’ brand. The joint venture will consider building dedicated greenhouse production to provide cheaper processing input for house brands and available white label opportunities.

“We are excited to be teaming up with Grown Rogue, renowned cultivators who have already sold their cannabis products to over 100 dispensaries throughout Michigan, a state where cannabis sales reached a record $171 million in July of this year, up 56% from a year ago,” said Ben Nikolaevsky, CEO of Pure Extracts. “Establishing Pure Extracts’ brands in the United States, the world’s largest and most important cannabis market, is an important milestone for our company.”

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

About Pure Extracts

Pure Extracts Technology Corp. (CSE: PULL) (OTC: PRXTF) (XFRA: A2QJAJ) features an all-new, state-of-the-art processing facility located just 20 minutes north of world-famous Whistler, British Columbia. The bespoke facility has been constructed to European Union GMP standards aiming towards export sales of products and formulations, including those currently restricted in Canada, into European jurisdictions where they are legally available. Health Canada, under the Cannabis Act, granted Pure Extracts its Standard Processing License on September 25, 2020 and its Sales Amendment on July 19, 2021. The Company’s stock began trading on the Canadian Securities Exchange (CSE) on November 5, 2020.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

For further information on Pure Extracts Technologies Corp. please visit www.pureextractscorp.com/ or contact:

Pure Extracts Investor Relations

Tel: +1 604 493 2052

info@pureextractscorp.com

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